TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4127
Direct Fax 44 121 722 4290
Our Ref RPB

RECEIVED
2008 AUG 18 P 2:13
...ICE OF INTERNATI...
CORPORATE FINA...

11 August 2008

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

08004394

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Severn Trent Water Submits Draft Business Plan to Ofwat"

SUPPL

Yours faithfully

Linda.

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
AUG 20 2008
THOMSON REUTERS

Severn Trent Water submits Draft Business Plan to Ofwat

In common with the rest of the water industry, Severn Trent Water has today submitted its draft business plan to Ofwat for the period 2010 to 2015. This plan sets out the company's proposals for delivering water and wastewater services and includes forecasts of revenues, costs, investment, maintenance, proposed price limits and planned improvements to services over the five-year period.

This plan aligns to the company's 25 year Strategic Direction Statement (published in December 2007, which is available on its website at www.stwater.co.uk/sds) and reflects customer priorities including a more resilient water supply network, stable bills and a smaller carbon footprint.

Tony Ballance, Severn Trent's Director of Regulation and Competition, said: "We believe our draft plan provides the best balance between improved services, the needs of the environment and a cost that customers are willing to pay while maintaining investor confidence. Our proposals are anchored in research, in which customers have told us about their requirements and priorities."

The key elements of the draft business plan include:

- Broadly flat bills in real terms (rising only slightly above inflation over the five year period),
- Challenging efficiency targets,
- A capital investment programme of around £3.2 billion (at today's prices) in the period 2010 to 2015, around 23% more than in the current period. This level of investment is needed to deliver improved services, such as stronger network resilience (including reinforcing the network following last summer's flooding) and reduction in sewer flooding, environmental improvements through improving sewage treatment, and increased spending on assets to ensure that environmental and drinking water quality improvements achieved in the past two decades are continued,
- An assumed cost of capital of 4.94% real, post tax, consistent with maintaining an appropriate credit rating to allow the company to raise the funds it requires to finance future investment at a reasonable rate. The company's plans cannot be financed by customers' bills alone and shareholders expect an adequate return on their investment. The company published a paper "The World has turned: but which way?" on 5 August 2008 setting out its views on issues to be considered in how the weighted average cost of capital (WACC) should be determined. This is available on its website at www.severntrent.com.

Severn Trent welcomes views on the draft business plan, an overview of which has been published on its website this morning. Comments can be emailed to PR09views@severntrent.co.uk

Enquiries:

Peter Gavan Director of External Affairs	Severn Trent Plc	0121 722 4310
Venetia Cooper Investor Relations Manager	Severn Trent Plc	0121 722 4523

ENT